December 11, 2024

Kip Eardley
President and Principal Executive Officer
James Maritime Holdings Inc.
9160 South 300 West, #101
Sandy, UT 84070

       Re: James Maritime Holdings Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023 Form 10-Q for Quarterly Period Ended September 30, 2024
           File No. 000-21322
Dear Kip Eardley:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023 Management's Discussion and Analysis of Financial Condition and Results Of Operations
Results of Operations
Years Ended December 31, 2023 and 2022
Cost of Revenue, page 15

1. Your revenues increased 117% from 2022 to 2023 while your cost of goods sold increased by 88%. Please provide a discussion that explains this difference in the rate of growths. To the extent the increases are attributable to multiple factors, separately quantify individual factors. Refer to Item 303 of Regulation S-K. This comment also applies to your Form 10-Q for Quarterly Period Ended September 30, 2024. General and Administrative, page 16

2. Please separately quantify each of the factors attributable to the increase in the general and administrative expenses. In this regard, you attribute the increase in general and administrative expenses to the increase in accounting and legal expenses and the
 December 11, 2024
Page 2

       acquisition of USS. Separately quantify these factors. Refer to Item 303 of Regulation
       S-K. This comment also applies to your Form 10-Q for Quarterly Period
Ended
       September 30, 2024.
Signatures, page 27

3. Please ensure that your Forms 10-K are signed by the registrant, and on behalf of the registrant by its principal executive officer, its principal financial officer, its controller or principal accounting officer, and by at least the majority of the board of directors.
       Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Refer to General Instruction D(2) of Form 10-K.
Consolidated Statements of Operations, page F-5

4. Please provide us with a detailed discussion of the $398,922 gain on settlement recorded in fiscal year 2022 and cite the specific authoritative accounting literature you utilized to support your accounting treatment.
5. Please provide us with a detailed discussion of the $2,959,811 employee retention credit recorded in fiscal year 2022 and cite the specific authoritative accounting literature you utilized to support your accounting treatment.
Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-11

6. Please disclose the duration of a typical security service contract and provide an analysis to support the recognition of security service revenues after their completion, rather than over time. Cite the specific authoritative accounting literature you utilized to support your accounting treatment.
7. We note from your disclosure that you sell a variety of personal protective products and provide security services. Please tell us your consideration of making the disclosures in ASC 280-10-50-40. In addition, if you have determined that you have a single reportable segment, explain the basis for your conclusion, including a discussion of whether your different revenue streams represent separate operating segments. If operating segments have been aggregated, please tell us the basis for such aggregation and also tell us your consideration of the disclosure requirements in
       ASC 280-10-50-21.
8. Please disclose your disaggregation of revenue in accordance with ASC 606-10-50-5.
3. Share Exchange Agreement with United Securities Specialists, Inc. (USS), page F-14

9. Please tell us how you accounted for the contingent consideration and cite the specific authoritative accounting literature you utilized to support your accounting treatment.
 December 11, 2024
Page 3
8. Notes Payable, current and non-current, page F-17

10. It appears from your disclosure on page 24 of your 10-Q for the nine months ended
       September 30, 2024 that you entered into a promissory note agreement with Padang
       Padang, LTD for $ 48,874 on October 21, 2023. It does not appear that this promissory note agreement has been accounted for in outstanding loans at December
       31, 2023. Please clarify or revise.
9. Loans, current and non-current, page F-18

11. It appears from your disclosure on page 26 of your 10-Q for the nine months ended
       September 30, 2024 that you entered into a Factoring Agreement with Bay View
       Funding on April 13, 2023 that had an outstanding principal balance of $398,533 at
       December 31, 2023. It does not appear that this Factoring Agreement has been accounted for in outstanding loans at December 31, 2023. Please clarify or revise.
11. Stockholders' Equity
Common Stock
c. Transactions during 2022, page F-20

12. We note you issued 100,000 units in October 2022. Please tell us how you accounted for the warrants issued with common stock and cite the specific authoritative accounting literature you utilized to support your accounting treatment. General

13.    You prominently discuss Gladiator   s operation and their strengths
throughout your
       filing as though it is an active operation. However, you do not carry any inventories and you wrote off supplier relationships and customer relationships during 2023 due
       to the uncertainty of Gladiator   s future operations. Please revise
your disclosures
       throughout your filing to reflect the current phase and the size of your operations through Gladiator.
14.    On page F-14 of your 2022 Form 10-K, you state that    in the event
Gladiator   s
       revenues and EBITDA percentage does not equal or exceed $2,000,000 and
25%,
       respectively, during any consecutive twelve-month period commencing on the closing date and ending on the 24-month anniversary of the Closing date, the
seller   s
       shareholders shall return to the Company an aggregate of 500,000 shares of James
       Maritime common stock. Please tell us whether you have received or will receive these shares and, if so, how you accounted or will account for them. Cite the specific authoritative accounting literature you utilized to support your accounting treatment.
 December 11, 2024
Page 4
Form 10-Q for Quarterly Period Ended September 30, 2024
Consolidated Statements of Operations and Comprehensive Loss, page 6

15. Please tell us why you do not allocate any loss to non-controlling interest for the nine months ended September 30, 2024.
16. We note the your recorded $1,091,374 in PPP loan forgiveness. Please tell us where the liability is recorded and when the original loan was issued. Notes to Unaudited Condensed Consolidated Financial Statements
Note 2- Summary of Significant Accounting Policies
Disaggregation of Revenues, page 17

17. It appears from your disclosure that 100% of your revenue for the nine months ended
       September 30, 2024 is from the sale of personal protective products. This appears to be inconsistent with your disclosure on page 14 of your 10-Q for the six months ended
       June 30, 2024 which states 100% of your review is from guard services provided.
       Please clarify or revise.
Note 4 - Intangible Assets, page 18

18. Please tell us why you did not recognize any amortization for your intangible assets during the nine month period ended September 30, 2024.
Note 6 - Debt
Loans Payable, page 25

19. It appears from your disclosure on page F-19 of your December 31, 2023 10-K that you had a $ 466,000 loan agreement NewTek Small Business Finance, LLC that had an outstanding principal balance of $398,533 at December 31, 2023. It does not appear that this loan agreement has been accounted for in outstanding loans at
       September 30, 2024. Please clarify or revise.
Note 10- Stockholders' Deficit
Stock Issued for Service - Related Party, page 33

20. We note from your disclosure that you determined the fair value of the Series B
       Preferred Stock issued for consulting fees in accordance with ASC 470
Debt   , under
       its parity value (as-converted value). Please tell us the specific paragraph of the guidance that supports your accounting treatment and why the fair value of the consulting fees was not utilized to determine the fair value of the preferred stock issued if it was more readily determinable. In addition, please tell us how you accounted for the conversion feature of the Series B Preferred Stock and cite the specific authoritative accounting literature you utilized to support your accounting treatment.
Stock and Warrants Issued for Cash, page 33

21. Please tell us how you accounted for the warrants issued with common stock and cite the specific authoritative accounting literature you utilized to support your accounting treatment.
 December 11, 2024
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if
you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services